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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67427

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MAGV Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

221 River Street, 9th Floor

(No. and Street)

Hoboken	**NJ**	**07030**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Seidler	**(917) 667-8043**	michael.seidler@madisonalley.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC

(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

5/5/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Seidler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MAGV Securities, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: [signature]

Title: CEO

STATE OF NEW JERSEY NOTARY PUBLIC
CHRISTIAN D. PIMENTEL
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 50168807
MY COMMISSION EXPIRES 8/24/2026

[signature]
Notary Public 3/18/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MAGV SECURITIES, INC.

Financial Statements
For the Year Ended December 31, 2022
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAGV Securities, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005.

March 30, 2023
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MAGV Securities, Inc.
Statement of Financial Condition
As of December 31, 2022

Assets

Cash	$	453,254
Securities owned - restricted stock		177,407
Due from affiliate		375
Prepaid expenses and deposits		8,500
Total assets	$	639,536

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	23,376
Commissions payable		15,181
Due to related party		495
Total liabilities		39,052
Stockholder's equity		600,484
Total liabilities and stockholder's equity	$	639,536

See accompanying notes.

MAGV Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2022

Revenues		
Investment banking	$	5,680,840
Forgiveness of PPP loan		22,460
Interest		119
Total revenues		5,703,419
Expenses		
Commissions, compensation and benefits		3,747,652
Professional services		117,106
Advertising		63,558
Technology and communications		21,251
Occupancy		14,523
Interest		2,007
Other		66,625
Total expenses		4,032,722
Net income from operations	$	1,670,697
Loss on securities owned		(379,327)
Net income	$	1,291,370

See accompanying notes.

MAGV Securities, Inc.
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2022

Balance, December 31, 2021	$	1,059,852
Net income		1,291,370
Distributions to stockholder		(1,750,738)
Balance, December 31, 2022	$	600,484

See accompanying notes.

MAGV Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2022

Cash flows from operating activities:		
Net income	$	1,291,370
Items which do not affect cash:		
Forgiveness of Paycheck Protection Program loan		(22,460)
Adjustments to reconcile net income to net cash provided by operations:		
Change in securities owned		249,327
Change in prepaid expenses and deposits		(1,201)
Change in due from affiliate		(375)
Change in accounts payable and accrued expenses		10,344
Change in commissions payable		15,181
Change in due to related party		(9,896)
Change in accrued interest		(8,734)
Net cash provided by operating activities:		1,523,556
Cash flows from financing activities:		
Distributions to stockholder		(1,750,738)
Repayment of long-term debt		(150,000)
Net cash used by financing activities:		(1,900,738)
Net decrease in cash		(377,182)
Cash balance:		
Beginning of year		830,436
End of year	$	453,254

See accompanying notes.

4

Note 1 – Organization and summary of significant accounting policies

Organization and Description of Business: MAGV Securities, Inc. (the "Company") was organized in January 2006 and became a broker-dealer in March 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company's primary business is investment banking services.

Cash: The Company maintains its bank accounts in a high credit quality financial institution. The balances at times may exceed federally insured limits.

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Income taxes: The Company has elected S Corporation status for income tax reporting purposes, therefore the income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts receivable: Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

Revenue from Contracts with Customers: Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Note 1 - Organization and summary of significant accounting policies (continued)

Revenue from Contracts with Customers (continued):

In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to the satisfaction of performance obligations would be reflected as deferred revenues within the accompanying Statement of Financial Condition.

The Company recognizes success fee revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

Advertising: Advertising costs are expensed as incurred. The Company incurred $63,558 in advertising expenses for the year ended December 31, 2022.

Date of management's review: Subsequent events were evaluated through the date the financial statements were issued.

Note 2 - Net capital

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a percentage of aggregate indebtedness to net capital that shall not exceed 1500%. At December 31, 2022, the Company had net capital of $414,202 which was $409,202 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 9.43%.

Note 3 - Related Party Transactions

The Company has an expense sharing agreement with a sister company. Under the terms of this agreement, the Company pays the sister company for personnel services, occupancy, technology, advertising, and other administrative costs provided to the Company. The amount expensed by the Company under this agreement for the year ended December 31, 2022 was approximately $724,569.

Separately, the sister company at times pays for operating expenses on behalf of the Company for which reimbursement is subsequently requested. The amount due to related party on the accompanying Statement of Financial Condition arises from expenses allocated to the Company under the expense sharing agreement between the Company and the sister company as well as operating expenses paid by the sister company on behalf of the Company that have yet to be reimbursed by the Company.

The Company at times pays for certain operating expenses of a separate affiliated entity for which reimbursement is subsequently requested. The amount due from affiliate on the accompanying Statement of Financial Condition arises from such payments by the Company that have yet to be reimbursed by the affiliated entity.

Financial condition and results of operation could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 4 – Concentration

Approximately 80% of the Company's investment banking revenue earned during 2022 was from three customers.

Note 5 – Paycheck Protection Program (PPP) Loan and Long Term Debt

In February 2021, the Company received a PPP loan in the amount of $22,460 pursuant to its application under the Small Business Administration's Paycheck Protection Program established by the enabling legislation under the Coronavirus Aid, Relief and Economic Securities Act. In May of 2022, the entirety of the loan was forgiven and is included in Forgiveness of PPP Loan revenue within the accompanying Statement of Operations.

The Company received an EIDL loan from the SBA in the amount of $150,000 subject to a note dated June 11th, 2020. The loan beared interest at a rate of 3.75% and was payable in monthly installments of principal and interest over 30 years. In connection with the EIDL loan, the Company entered into a security agreement with the SBA, whereby the Company granted the SBA a security interest in all of the Company's rights, titles and interests in all of the Company's assets. In May of 2022, the entire principal balance of the loan was paid together with $10,741 of accrued interest.

Note 6 – Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 inputs are inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Note 6 – Fair Value Measurement (continued)

Level 3 inputs are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for assets measured at fair value as of December 31, 2022.

	Fair Value Measurements 12/31/2022	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Restricted Stock	$ 177,407	$ -	$ -	$ 177,407

As of December 31, 2022, the Company had $177,407 of restricted stock received as part of compensation from investment banking transactions. The value of the restricted stock is determined by reference to quoted prices less a discount for lack of marketability due to the restriction imposed.

Note 7 – Contingencies

The Company is subject to customer claims and litigation in the normal course of business. The Company has no arbitrations or litigations in progress at December 31, 2022.

MAGV Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities And Exchange Commission Act of 1934
As of December 31, 2022

Net Capital:

Total stockholder's equity	$	600,484
Additions:		
Less non-allowable assets:		
Securities owned - restricted stock		177,407
Due from affiliate		375
Prepaid expenses and deposits		8,500
		186,282
Net capital before haircuts		414,202
Less haircuts		-
Net capital		414,202
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	409,202
Aggregate indebtedness	$	39,052
Percentage of aggregate indebtedness to net capital		9.43%

Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2022.

There is no significant difference between net capital reported in Part IIA of Form X-17A-5, as amended, as of December 31, 2022, and net capital as reported above.

MAGV Securities, Inc.

Schedule II
Computation For Determination Of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As Of December 31, 2022

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating To The Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
As of December 31, 2022

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 23, 2023

RUBIO CPA, PC
3500 Lenox Road NE
Suite 1500
Atlanta, Georgia 30326

To Whom it May Concern:

We, as members of management of MAGV Securities, Inc. (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving placement and advisory services to customers throughout the year ended December 31, 2022 without exception.

•

3. The Company met the identified conditions for such reliance throughout the period January 1, 2022 to December 31, 2022 without exception.

Signed: ______________________________

Name: Michael Seidler

Title: CEO, CCO & FINOP

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) MAGV Securities, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) MAGV Securities, Inc. stated that MAGV Securities, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. MAGV Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAGV Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 30, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
MAGV Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by MAGV Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating MAGV Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. MAGV Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on MAGV Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of MAGV Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

March 30, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/22

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067427
MAGV Securities, Inc.
221 River Street
9th Floor
Hoboken, NJ 07030

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Seidler (917) 667-8043

WORKING COPY

2. A. General Assessment (item 2e from page 2) $8,521

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,715)

11/4/22
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3,806

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $3,806

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ❑ Funds Wired ❑ ACH ❑
Total (must be same as F above) $3,806

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MAGV Securities, Inc.
(Name of Corporation, Partnership or other organization)

Michael Seidler
(Authorized Signature)

Dated the 31 day of January, 20 23.

CEO + Founder
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/22 and ending 12/31/22

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,703,420

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        Forgiveness of PPP Loan   22,460

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 119

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)   119

        Total deductions   22,579

2d. SIPC Net Operating Revenues $ 5,680,841

2e. General Assessment @ .0015 $ 8,521

        (to page 1, line 2.A.)